Registration No. 333-_______

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-8

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

VISIONWAVE HOLDINGS, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware
(State or Other Jurisdiction of Incorporation or Organization)

99-5002777
(I.R.S. Employer Identification No.)

300 Delaware Avenue, Suite 210 #301
Wilmington, Delaware	19801
(Address of Principal Executive Offices)	(Zip Code)

VisionWave Holdings, Inc. 2024 Omnibus Equity Incentive Plan 2025 Omnibus Equity Incentive Plan
(Full Title of the Plan)

Douglas Davis, Executive Chairman and Chief Executive Officer
300 Delaware Avenue, Suite 210 #301
Wilmington, Delaware 19801
(Name and Address of Agent For Service)

302.305.4790
(Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Stephen Cohen, Esq.

Sheppard, Mullin, Richter & Hampton LLP

30 Rockefeller Plaza, 39th Floor

New York, NY 10112-0015

Phone (212) 653-8700

Fax (212) 653-8701

Indicate by check mark whether registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated Filer	☐
Non-accelerated filer	☐	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.	☐

EXPLANATORY NOTE

This Registration Statement contains two parts. The first part contains a reoffer prospectus pursuant to Form S-3 (in accordance with Section C of the General Instructions to Form S-8), which covers reoffers and resales of “restricted securities” and/or “control securities” (as such terms are defined in Section C of the General Instructions to Form S-8). This reoffer prospectus relates to offers and resales by certain employees, directors and executive officers of shares of common stock, par value $0.01 per share (“Common Stock”), currently held by them or issuable upon the exercise of stock options or vesting of restricted stock grants granted by VisionWave Holdings, Inc. (the “Company”) pursuant to the Company’s 2024 Omnibus Equity Incentive Plan (the “2024 Plan”) and the Company’s 2025 Omnibus Equity Incentive Plan (the “2025 Plan,” and collectively with the 2024 Plan, the “Plans”). This reoffer prospectus may be used by the selling stockholders for reoffers and resales on a continuous or delayed basis in the future of up to 1,185,707 shares of Common Stock issued pursuant either the 2024 Plan or the 2025 Plan. The second part of this Registration Statement contains information required in the Registration Statement pursuant to Part II of Form S-8.

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

Item 1. Plan Information.

The Company will provide each recipient of a grant under each of the Plans (the “Recipients”) with documents that contain information related to the applicable Plan, and other information including, but not limited to, the disclosure required by Item 1 of Form S-8, which information is not required to be and are not being filed as a part of this Registration Statement on Form S-8 (the “Registration Statement”) or as prospectuses or prospectus supplements pursuant to Rule 424 under the Securities Act. The foregoing information and the documents incorporated by reference in response to Item 3 of Part II of this Registration Statement, taken together, constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act. A Section 10(a) prospectus will be given to each Recipient who receives common stock covered by this Registration Statement, in accordance with Rule 428(b)(1) under the Securities Act.

Item 2. Registrant Information and Employee Plan Annual Information.

The Company will provide to each Recipient a written statement advising of the availability of documents incorporated by reference in Item 3 of Part II of this Registration Statement (which documents are incorporated by reference in this Section 10(a) prospectus) and of documents required to be delivered pursuant to Rule 428(b) under the Securities Act without charge and upon written or oral request by contacting:

Douglas Davis Executive Chairman and Chief Executive Officer VisionWave Holdings, Inc.
300 Delaware Avenue, Suite 210 #301
Wilmington, Delaware 19801
302.305.4790

REOFFER PROSPECTUS

VISIONWAVE HOLDINGS, INC.

Up to 1,185,707 Shares of Common Stock

This prospectus relates to 1,185,707 shares (the “Shares”) of common stock, par value $0.01 per share (the “Common stock”), of VisionWave Holdings, Inc. (“we,” “our,” “us,” the “Company” or the “Registrant”), which may be offered from time to time by certain stockholders that are our current or former directors, officers, other employees, and consultants (the “Selling Stockholders”) for their own accounts. The Company will not receive any of the proceeds from resales of our Common Stock made under this prospectus. The Shares were or will be acquired by the Selling Stockholders pursuant to our 2024 Omnibus Equity Incentive Plan (the “2024 Plan”) or our 2025 Omnibus Equity Incentive Plan (the “2025 Plan,” and collectively with the 2024 Plan, the “Plans”).

The Selling Stockholders may sell the Shares described in this prospectus in a number of different ways and at varying prices, including sales in the open market, sales in negotiated transactions, and sales by a combination of these methods. The Selling Stockholders may sell any, all, or none of the Shares, and we do not know when or in what amount the Selling Stockholders may sell their Shares, if they were to sell any, hereunder, following the effective date of this registration statement. The price at which any of the Shares may be sold, and the commissions, if any, paid in connection with any such sale, are unknown and may vary from transaction to transaction. The Shares may be sold at the market price of our Common Stock at the time of a sale, at prices relating to the market price over a period of time, or at prices negotiated with the buyers of the Shares. The Shares may be sold through underwriters, brokers or dealers which the Selling Stockholders may select. If underwriters or dealers are used to sell the Shares, the Company will name them and describe their compensation in a prospectus supplement. The Company provides more information about how the Selling Stockholders may sell their Shares in the section titled “Plan of Distribution.” The Selling Stockholders will bear all sales commissions and similar expenses. Any other expenses incurred by the Company in connection with the registration and offering that are not borne by the Selling Stockholders will be borne by the Company.

Our Common Stock is listed on the Nasdaq Global Market under the symbol “VWAV”. On May 26, 2026, our closing price on the Nasdaq Global Market was $5.32 per share.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. BEFORE BUYING ANY SECURITIES, YOU SHOULD CAREFULLY READ THE DISCUSSION OF THE RISKS OF INVESTING IN OUR SECURITIES IN “RISK FACTORS” ON PAGE 17 OF THIS PROSPECTUS.

NEITHER THE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is May 29, 2026.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH THE OFFERING MADE HEREBY, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OTHER PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

Unless otherwise indicated, all references in this reoffer prospectus to “VisionWave,” the “Company,” “we,” “our,” “us,” or similar terms refer to VisionWave Holdings, Inc. and its subsidiaries.

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that may be important to you. You should read this entire prospectus carefully, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical financial statements and related notes included elsewhere in this prospectus.

Overview

VisionWave, through its own internal developments, various industry partnerships, and through its wholly owned subsidiaries VisionWave Technologies Inc., a Nevada corporation (“VisionWave Technologies”) and Solar Drone Ltd, an Israeli corporation (“Solar Drone”), is at the forefront of creating software and hardware solutions for UxV (Unmanned Vehicles including UAVs, UGVs and USVs – Aerial, Ground and Submersible) capabilities by integrating advanced artificial intelligence (AI) and autonomous solutions for both defense and aerospace applications, and commercial uses. Our technologies, both those available for sale and in development,— ranging from high-resolution radars and advanced vision systems; to radio frequency (RF) sensing technologies; to high-speed compute platforms; to payload management for various UxVs like drones and UGVs, seek to improve operational efficiency and precision dual markets; for military and homeland security applications, and for commercial use cases worldwide.

With headquarters, research and development (“R&D”) in the U.S., and offices in the U.S., Israel, the United Kingdom and France, VisionWave is seeking to position itself to serve global markets, offering defense and commercial solutions that address the evolving needs of security forces and commercial infrastructures across the world.

Since the formation of VisionWave Technologies on March 20, 2024, the Company has focused on the commercialization and customization of acquired and existing technologies, in defense, surveillance, and homeland security application; as well as commercial infrastructure uses of drones and other unmanned vehicles, for example, solar panel cleaning on large solar farms. VisionWave and the Company via VWAV BOCA JOM, LLC, currently holds a portfolio of patented solutions. As part of its commercialization efforts, VisionWave conducted simulated testing and validation for defense contractors to demonstrate the effectiveness of its technologies and has shipped and realized revenue through its wholly owned subsidiary Solar Drone. The ability to customize these solutions for specific client applications represents the final phase before large-scale deployment. subject to obtaining appropriate financing and large-scale purchase order of which there is no guarantee.

When VisionWave describes its products as “ready for deployment,” it refers to the technological capability to manufacture and deliver these products upon customer orders. Readiness does not imply existing inventory but instead reflects the ability to integrate technologies into customized solutions. Client-specific customizations (e.g., drone configurations, colors, or payload adaptations) are addressed through Non-Refundable Engineering (NRE) efforts post-order. As a result, no development costs were accrued before pilot orders and productions commenced.

VisionWave’ business model is built on innovation, strategic partnerships, manufacturing excellence, and collaboration, with the goal of enabling us to deliver solutions across the globe. VisionWave intends to license its proprietary technologies to defense contractors, government agencies, and industry leaders, enabling seamless integration into their systems and enhancing operational capabilities. Further, our products, including unmanned vehicles, advanced radar systems, and tactical platforms, will be sold directly to defense, homeland security, and industrial sectors, providing mission-critical solutions tailored to specific needs. We will also seek to develop strategic alliances and joint ventures, to co-develop customized solutions using our portfolio of advanced technologies. These partnerships drive innovation and expand our reach in global markets.

VisionWave has developed product lines that have reached the prototype phase are innovative products across three distinct categories, showcasing a portfolio designed to meet diverse market needs. Several of these products have reached technology readiness levels of proven through successful operations, indicating they are ready for deployment and at production readiness levels. These products are currently undergoing trials and demonstrations with targeted clients to validate performance, optimize functionality, and secure commercial orders, paving the way for potentially large-scale deployments.

Other products are in advanced stages of development, where they are being refined and validated in collaboration with partners to ensure operational reliability and compliance with client expectations. These efforts include conducting rigorous demonstrations for potential partners and customers to establish the solutions’ functionality, effectiveness, and scalability.

VisionWave is strategically focused on transitioning these products into manufacturing once customer requirements are fully addressed, final validations are completed, and operational readiness is confirmed.

This multi-faceted approach reflects VisionWave’ commitment to balancing immediate commercialization opportunities with ongoing innovation and development, ensuring the company remains responsive to evolving market demands while delivering solutions.

Recent Developments

Amended and Restated Bylaws

On December 8, 2025, the Board unanimously approved and adopted Amended and Restated By-Laws of the Company (the “Amended and Restated By-Laws”), effective immediately. The only substantive change effected by the Amended and Restated By-Laws is to reduce the quorum required for the transaction of business at stockholder meetings from a majority to 33.3% of the shares entitled to vote at such meetings, as permitted under the Delaware General Corporation Law.

Business Development Committee

On December 8, 2025, the Board established a Business Development Committee of the Board and adopted a written charter for the committee. The Business Development Committee is tasked with assisting the Board in identifying, evaluating, and developing strategic business development opportunities, including mergers, acquisitions, joint ventures, strategic partnerships, licensing arrangements, and other growth initiatives. The Board appointed Judit Nagypal and Ms. Dzikowski, each independent directors of the Company, as the initial members and Ms. Dzikowski shall serve as the Chairperson of the Business Development Committee. VisionWave has business development personnel located in the U.S., the UK, France and Israel.

QuantumSpeed IP Asset Acquisition

On January 5, 2026, the Company entered into an Asset Purchase Agreement (the “Adrian Asset Purchase Agreement”) with Adrian Holdings S.R.L., a Costa Rican company (“Adrian”). Pursuant to the Adrian Asset Purchase Agreement, the Company agreed to acquire from Adrian, and Adrian agreed to sell, transfer, convey and assign to the Company, all right, title and interest in and to certain intellectual property assets related to the technology known as QuantumSpeed (the “Assigned IP”), as more fully described in the Adrian Asset Purchase Agreement.

In consideration for the Assigned IP, the Company agreed to pay Adrian aggregate consideration consisting of (i) 10,000,000 shares of the Company’s Common Stock (the “Purchase Shares”), and (ii) a promissory note in the principal amount of $10,000,000 (the “Adrian Note”). At closing which occurred on January 5, 2026, the Company issued and delivered to Adrian 3,000,000 Purchase Shares (the “Closing Shares”) and executed and delivered the Adrian Note.

The issuance of the remaining 7,000,000 shares of the Company’s Common Stock (the “Contingent Shares”) is subject to approval by the Company’s shareholders as required under applicable Nasdaq listing rules. The Company has agreed to use its commercially reasonable efforts to obtain such shareholder approval (the “Shareholder Approval”) as soon as practicable following the Closing, including by including a proposal for such approval in its next annual or special meeting of shareholders (but excluding any special meeting to be held on or about February 2026), and in no event later than nine (9) months after the Closing Date. If Shareholder Approval is not obtained within nine (9) months after the Closing Date, then (i) the Company shall promptly cause sixty percent (60%) of the equity interests in QuantumSpeed Inc., a wholly-owned subsidiary of the Company to which the acquired intellectual property assets will have been assigned, to be transferred to Adrian (or its designee) free and clear of all encumbrances (other than restrictions under applicable securities laws), (ii) Adrian’s security interest in such equity interests shall be automatically released, and (iii) Adrian shall retain full ownership of the 3,000,000 shares of common stock previously issued at Closing and the Adrian Note, without any obligation to return, cancel, or forfeit the same. For the avoidance of doubt, in such event, no alternative consideration will be provided in lieu of the Contingent Shares.

Employment Agreement – Erik Klinger, Chief Financial Officer

On January 2, 2026, the Company entered into an Employment Agreement (the “Klinger Agreement”) with Erik Klinger, pursuant to which Mr. Klinger will continue to serve as the Company’s Chief Financial Officer, effective as of January 2, 2026.

The Klinger Agreement provides for an initial three-year term, automatically renewing for successive one-year periods unless either party provides timely notice of non-renewal. Mr. Klinger’s annual base salary is $120,000, payable in accordance with the Company’s standard payroll practices. Mr. Klinger is eligible to participate in the Company’s employee benefit plans available to similarly situated executives, including medical, dental, and vision insurance, and is entitled to four weeks of paid vacation per year (pro-rated for partial years).

On January 2, 2026, in connection with the Klinger Agreement, the Company granted Mr. Klinger a nonstatutory stock option (the “Klinger Option”) to purchase 500,000 shares of the Company’s common stock at an exercise price equal to the closing price of the Company’s common stock on December 31, 2025, pursuant to the Company’s proposed 2025 Omnibus Equity Incentive Plan (the “Plan”). The Klinger Option is subject to twelve equal quarterly vesting installments over four years, commencing on the date of shareholder approval of the Plan (the “Approval Date”), and is otherwise subject to the terms and conditions of the Plan and the Employee Nonstatutory Stock Option Agreement entered into between the Company and Mr. Klinger. The grant of the Klinger Option is expressly contingent upon shareholder approval of the Plan; if the Plan is not approved by shareholders, the Klinger Option will be null and void.

The Klinger Agreement also includes provisions regarding termination of employment (including by death, disability, for Cause, without Cause, for Good Reason, or without Good Reason), severance payments in certain circumstances (including a one-time payment equal to $120,000 upon certain terminations, subject to execution of a general release), and acceleration of equity awards upon a Change in Control (as defined in the Klinger Agreement).

There are no arrangements or understandings between Mr. Klinger and any other person pursuant to which he was selected to continue as Chief Financial Officer. There are no family relationships between Mr. Klinger and any director or executive officer of the Company, and there are no transactions between Mr. Klinger and the Company that are reportable pursuant to Item 404(a) of Regulation S-K.

Strategic Joint Venture Agreement

On January 9, 2026, the Company entered into a Strategic Joint Venture Agreement (the “JV Agreement”) with BOCA JOM, LLC (“BOCA”), GBT Tokenize Corp. (“TOKENIZE”), and GBT Technologies, Inc. (“GBT”).

Pursuant to the JV Agreement, the parties agreed to form a joint venture limited liability company in the State of Nevada (the “JV LLC”) for the purpose of developing, commercializing, and managing designated electronic design automation (EDA), defense, and high-security technology projects (the “Designated Projects”).

Equity interests in the JV LLC were determined using an internal reference value of $1.0 billion solely to facilitate negotiation of ownership percentages. This internal value is not a statement of the JV’s actual fair market value and was reached without the benefit of an independent third-party valuation or fairness opinion. Accordingly, stockholders and investors are cautioned not to place undue reliance on this figure as an indication of the value of the JV, its assets, or the Company’s interest therein for securities law purposes or otherwise. Ownership of the JV LLC is expected to be allocated among the parties as set forth in the Agreement and related exhibits.

The contributions are as follows:

●	TOKENIZE will contribute 897,102 shares of the Company’s common stock and its intellectual property portfolio.

●	GBT will contribute 2,020,500 shares of the Company’s common stock.

●	BOCA will contribute the Designated Projects.

●	BOCA and the Company will each enter into non-exclusive license agreements granting the JV LLC rights to use certain background intellectual property solely for the Designated Projects.

All contributions of Company securities are subject to compliance with applicable securities laws and Nasdaq Listing Rules, including obtaining shareholder approval if required under Nasdaq Rule 5635. The JV LLC will be governed by a three-member board, with governance and deadlock resolution mechanisms to be set forth in a separate operating agreement. TOKENIZE and GBT will not participate in management or governance of the JV LLC. The Agreement provides that the Company may appoint a director to BOCA’s board. Any appointment of a BOCA designee to the Company’s board would be subject to approval by the Company’s independent directors, compliance with Nasdaq rules, and, if applicable, shareholder approval.

Intellectual property developed by the JV LLC (“Foreground IP”) will be owned by the JV LLC. Each party retains ownership of its independently developed intellectual property. License rights terminate upon termination of the Agreement, subject to limited survival for existing customer obligations. The Agreement has an initial term of seven years and includes customary termination rights, including termination if required regulatory approvals (such as CFIUS or export control approvals) are denied. If no Designated Project generates revenue within twelve months following formation of the JV LLC, the Agreement may be terminated and contributed consideration returned, subject to board-level fiduciary determinations. In February 2025, TOKENIZE and GBT funded the JV LLC with 2,917,602 shares of Common Stock.

SaverOne Transaction

On January 26, 2026, VisionWave entered the Exchange Agreement with SaverOne. The Exchange Agreement provides for a three-stage equity exchange and strategic collaboration providing for VisionWave to acquire up to approximately 51% of SaverOne’s issued and outstanding ordinary shares on a fully diluted basis, subject to milestone achievement and applicable regulatory approvals. In exchange, the Exchange Agreement provides SaverOne with the ability to acquire VisionWave common stock with an aggregate economic value of up to $7.0 million, subject to staged issuance, price-based adjustments, and compliance with Nasdaq listing rules. The number of VisionWave shares of common stock issued in each stage is determined based on a five-day VWAP immediately preceding the applicable closing. The transaction establishes SaverOne as the core operating platform for VisionWave’s radio-frequency (RF) defense and security technologies, supported by a non-exclusive, worldwide license to certain VisionWave RF intellectual property for defense and security applications. Below is a summary of the three-stage equity exchange:

●	Stage 1 - SaverOne issues VisionWave ordinary shares representing 19.99% of SaverOne’s outstanding share capital (fully diluted), in exchange for VisionWave common stock valued at approximately $2.74 million. On March 5, 2026, VisionWave completed the Stage 1 Closing pursuant to the Exchange Agreement. At the Stage 1 Closing, VisionWave issued the Stage 1 VisionWave Shares to SaverOne, having an aggregate value of approximately $2.7 million, calculated based on the VWAV Average Price (as defined in the Exchange Agreement) of $7.5031 per share. In exchange, SaverOne issued to the Company148,584 restricted ADSs (representing 6,418,828,800 restricted ordinary shares) representing 19.99% of SaverOne’s issued and outstanding share capital as of the effective date of the Exchange Agreement (calculated on a fully diluted basis, excluding any dilutive effects from future issuances unrelated to the Exchange Agreement). In addition, the Company will issue the corresponding shares issuable to management at the Stage 1 Closing pursuant to Schedule 1.7 of the Exchange Agreement, including the applicable portion of the $3 million pool (39.1877%).

●	Stage 2 - Upon achievement of the first operational integration milestone, SaverOne issues VisionWave ordinary shares representing 19.99% of SaverOne’s outstanding share capital (fully diluted), in exchange for VisionWave Common Stock valued at approximately $2.74 million.

●	Stage 3 - Upon achievement of a commercial or defense pilot milestone, SaverOne issues VisionWave ordinary shares representing 11.02% of SaverOne’s outstanding share capital (fully diluted) resulting in VisionWave owning approximately 51% of SaverOne in exchange for VisionWave Common Stock valued at approximately $1.51 million.

Blade Ranger Transaction

On December 3, 2025, VisionWave entered into the Blade Ranger Agreement) with Seller, and, solely for purposes of acknowledgment and certain covenants therein, the Target Company, which was amended on December 15, 2025. Pursuant to the Blade Ranger Agreement, VisionWave acquired all of the issued and outstanding shares of the Target Company (the “Acquisition”) from the Seller in consideration for the issuance by VisionWave to the Seller (or its designee(s)) of the Buyer Shares and the Initial PFWs. Further, if the VWAP of VisionWave’s Common Stock for the five Trading Day period immediately preceding the date of effectiveness of the registration statement registering the resale of the Buyer Shares and Warrant Shares is less than $12.00 per share then VisionWave shall issue Blade Ranger such number of Additional PFWs equal the difference between (x) $21,600,000 divided by such average daily VWAP and (y) 1,800,000, to be issued within two Business Days following the effectiveness of such registration statement.

The Pre-Funded Warrants are exercisable immediately upon issuance at a nominal exercise price of $0.01 per share (with the aggregate exercise price, except for such nominal amount, pre-funded to VisionWave) and will remain exercisable until exercised in full, subject to customary adjustments, beneficial ownership limitations (9.99%), and an exchange cap of 19.99% of VisionWave’s outstanding common stock prior to the initial exercise date unless shareholder approval is obtained pursuant to Nasdaq Listing Rule 5635. The Warrant Shares issuable upon exercise of the Pre-Funded Warrants are subject to the registration rights set forth in the Agreement.

Bitcoin mining acceleration and orchestration platform

On February 17, 2026, the Company entered into a Statement of Work (the “SOW”) with a third-party vendor for the development, validation, and deployment of a custom qSpeed-Mine™ Bitcoin mining acceleration and orchestration platform. The SOW has a total contract value of $10.0 million and represents a commitment for custom software and systems development to enhance the Company’s Bitcoin mining operations. The SOW provides for the design, validation, and deployment of a production-grade software acceleration layer, fleet orchestration/control plane, observability tools, security hardening, and deployment engineering optimized for Bitcoin (SHA-256d) mining across up to approximately 1,000 nodes/machines. The engagement is structured with objective technical milestones and acceptance criteria, and payments are contingent upon successful delivery and acceptance of each milestone. The expected program duration is approximately 32 weeks.

The SOW provides for the following milestone-based payment structure:

●	$350,000 was paid upon execution of the SOW;

●	Approximately $1.0 million is payable through completion and acceptance of the proof-of-concept (“POC”) milestone;

●	Approximately $6.0 million is payable upon completion and acceptance of successive intermediate milestones, including scaled deployment and operational validation; and

●	Approximately $3.0 million is payable upon final delivery and full program acceptance.

If milestone execution proceeds as planned, the SOW is structured to generate not less than the full $10.0 million in revenue during calendar year 2026, subject to milestone completion and acceptance of which there is no guarantee. Revenue is expected to be recognized in accordance with applicable accounting standards based on milestone achievement and acceptance. All deliverables under the SOW are owned by the Company, reinforcing the Company’s proprietary rights in the QuantumSpeed™ platform. The SOW does not obligate the counterparty to continue beyond accepted milestones and does not include minimum purchase or volume commitments beyond the defined milestone structure

C.M. Composite Materials Ltd. Transaction

On February 20, 2026 (the “Effective Date”), the Company, entered into two related definitive agreements in connection with a strategic investment and acquisition transaction involving C.M. Composite Materials Ltd., an Israeli corporation with registration number 513931980 (the “C.M. Composite”): (i) an Investment and Share Purchase Agreement (the “Share Purchase Agreement”), dated as of February 20, 2026, by and among the Company (as Buyer), Matania (Mati) Moskovich (as Seller)(“Moskovich”), and the C.M. Composite (solely for purposes of acknowledgment and certain covenants); and (ii) a Loan Agreement (the “Loan Agreement”), dated as of February 20, 2026, by and between the Company (as Lender) and the C.M. Composite (as Borrower).

Pursuant to the Share Purchase Agreement, the Company agreed to acquire from the Seller 10.2 ordinary shares of the C.M. Composite (the “Purchased Shares”), representing 51% of the issued and outstanding ordinary shares of the C.M. Composite (which has 20 outstanding ordinary shares out of 30,000 authorized ordinary shares, par value 0.1 NIS per share). In consideration therefor, the Company agreed to issue to Moskovich 250,000 shares of the Company’s Common stock (the “Buyer Shares”), valued at $2,500,000 based on the parties’ agreement.

The Loan Agreement provides for a secured loan facility in an aggregate principal amount of up to $5,000,000 (the “Commitment”). The Company is obligated to make an initial advance of up to $1,500,000 within ten (10) Business Days following the Effective Date (subject to satisfaction of conditions precedent), to be used for general working capital purposes consistent with the C.M. Composite’s ordinary course of business. Subsequent advances of the remaining up to $3,500,000 may be made in one or more tranches upon mutual written agreement of the parties, solely for working capital or the establishment and operation of a new facility outside Israel, with each tranche subject to the Company’s reasonable approval and minimum amounts (generally not less than $250,000 unless otherwise agreed). Proceeds of subsequent advances are to be used exclusively to operate, develop, certify, market, and commercialize the C.M. Composite’s technologies and products in global markets, including the United States. The Company advanced $500,000 to C.M. Composite on February 5, 2026, the Company advanced $200,000 to C.M. Composite on January 22, 2026 and the Company advanced $398,345 to C.M. Composite on December 26, 2025. The advances were made pursuant to a promissory note with a 24-month maturity, bearing no interest unless an event of default occurs (then at 5% per annum or the lower legal maximum), prepayable without penalty, and not contingent on any acquisition or strategic transaction.

Any loan pursuant to the Loan Agreement will bear simple interest at 12% per annum (or such lower rate as mutually agreed in writing, but not exceeding prevailing market rates for similar loans as determined in good faith by the Company), calculated on a 360-day year basis for actual days elapsed. The loan will mature three (3) years after the Effective Date. The obligations under the Loan Agreement are secured by a first-priority security interest in substantially all assets of the C.M. Composite (including accounts, inventory, equipment, general intangibles, intellectual property, and proceeds thereof).

On March 11, 2026, the Company entered into a Side Letter (the “Side Letter”) with C.M. Composite, Giza Zinger Even Mezzanine, Limited Partnership (“Giza”), and Moskovich. The Side Letter supplements and addresses certain obligations under the Share Purchase Agreement and the Loan Agreement with C.M. Composite and Moskovich, as well as the settlement agreement dated February 5, 2026, between Giza, Mati, and C.M. Composite (the “Giza Settlement Agreement”).

Pursuant to the Side Letter, among other things:

●	the Company acknowledges the terms of the Giza Settlement Agreement and agrees that C.M. Composite’s performance thereunder (including payments, reporting, and security perfection) does not constitute a breach or default under the Share Purchase Agreement, Loan Agreement, Note, or related agreements.

●	the Company consents to all payments by C.M. Composite (or its affiliates) to Giza under the Giza Settlement Agreement, including an immediate payment already made by the Company directly to Giza and ongoing periodic payments, and agrees not to interfere with such payments.

●	until full satisfaction of such obligations, neither C.M. Composite nor the Company shall take actions resulting in dilution of C.M. Composite’s shareholders, including issuances of equity, options, warrants, or convertible securities; the Company further agrees not to exercise conversion rights under the Note without Giza’s prior written consent.

●	the Company irrevocably commits to provide aggregate funding of at least $5,000,000 to C.M. Composite, allocated as $1,500,000 for working capital and $3,500,000 for establishing and operating a new facility outside Israel.

●	C.M. Composite’s activities outside Israel (including those funded by the committed amount) must be conducted directly by C.M. Composite, not through subsidiaries or other entities, unless pledged to Giza.

●	Neither the Company nor C.M. Composite shall structure transactions to circumvent the Giza Settlement Agreement’s restrictions or payment priorities.

●	Moskovich shall appoint an Israeli trustee (subject to Giza’s approval) for certain shares of C.M. Composite.

On February 26, 2026, the Company entered into the First Amendment (the “Amendment”) to that certain Share Purchase Agreement by and among the Company, Moskovich, and, solely for purposes of acknowledgment and certain covenants therein, C.M. Composite.

The Amendment adds a new recital to the Share Purchase Agreement emphasizing that the sole purpose of the Company entering into the SPA is to facilitate and enable the establishment of a joint venture in India between C.M. Composite (and/or FBM) and Belrise Industries Limited (or its affiliate) as contemplated by that certain Memorandum of Understanding dated February 16, 2026 (the “Belrise MOU”), and that the execution and performance of definitive agreements with Belrise Industries Limited (the “Belrise JV Agreements”) is a critical and indispensable component of the overall transaction.

The Amendment provides that the Company’s obligation to consummate the purchase of the Purchased Shares and the other transactions contemplated by the SPA is expressly conditioned upon the satisfaction (or waiver by the Company in its sole and absolute discretion) of the following condition precedent (the “Belrise Condition”): (a) C.M. Composite and FBM Composite Materials Ltd. shall have duly executed and delivered the Belrise JV Agreements substantially in the form and on the terms contemplated by the Belrise MOU; and (b) the Belrise JV Agreements shall be in full force and effect and shall not have been terminated, amended, or modified in any respect materially adverse to C.M. Composite or the Company without the prior written consent of the Company. The Seller acknowledges that the Belrise Condition is material, and failure to satisfy it entitles the Company to terminate the SPA without liability.

The Amendment amends and restates Section 2.3 of the Share Purchase Agreement to provide that the Closing shall take place remotely no later than June 30, 2026 (or such later date as mutually agreed), provided that in no event shall the Closing occur unless and until the Belrise Condition has been satisfied (or waived by the Company).

The Amendment also permits termination by the Company if the Belrise Condition has not been satisfied (or waived by the Company) on or before March 31, 2026 (the “Belrise Long-Stop Date”), provided that the Company may not terminate if it is then in material breach of its obligations under the Share Purchase Agreement.

xClibre IP Assets Acquisition

On April 10, 2026, the Company entered into an Asset Purchase Agreement (the “Agreement”) with Dream America Marketing Services, Ltda., a Costa Rican company (the “Seller”). Pursuant to the Agreement, the Company agreed to acquire from the Seller, and the Seller agreed to sell, transfer, convey and assign to the Company, all right, title and interest in and to certain intellectual property assets related to the technology known as xClibre (the “Assigned IP”), as more fully described in the Agreement.

In consideration for the Assigned IP, the Company agreed to pay the Seller aggregate consideration consisting of (i) 7,000,000 shares of the Company’s common stock, par value $0.01 per share (the “Purchase Shares”), and (ii) a promissory note in the principal amount of $6,000,000 (the “Note”).

At closing, the Company has issued and delivered to the Seller 3,500,000 Purchase Shares (the “Closing Shares”) and executed and delivered the Note.

The issuance of the remaining 3,500,000 shares of the Company’s common stock (the “Contingent Shares”) is subject to (i) satisfactory proof-of-concept results and (ii) Nasdaq Shareholder Approval under Nasdaq Listing Rule 5635. The Company has agreed to use its commercially reasonable efforts to obtain such proof-of-concept approval (the “POC Approval”) as soon as practicable following the Closing, and in no event later than nine (9) months after the Closing Date. The Company has also agreed to use reasonable best efforts to obtain Nasdaq Shareholder Approval. If proof-of-concept approval is not obtained within nine (9) months after the Closing Date, then (i) the Company shall promptly cause sixty percent (60%) of the equity interests in xClibre Inc., a wholly-owned subsidiary of the Company to which the acquired intellectual property assets will have been assigned, to be transferred to the Seller (or its designee) free and clear of all encumbrances (other than restrictions under applicable securities laws), (ii) the Seller’s security interest in such equity interests shall be automatically released, and (iii) the Seller shall retain full ownership of the 3,500,000 shares of common stock previously issued at Closing and the Note, without any obligation to return, cancel, or forfeit the same. For the avoidance of doubt, in such event, no alternative consideration will be provided in lieu of the Contingent Shares.

An independent third-party valuation by BDO Consulting Group assessed the xClibre intellectual property at approximately $60 million as of April 10, 2026, based on certain assumptions regarding future development success, market adoption, and discount rates. This valuation is not a guarantee of realizable value and is subject to significant risks, including potential impairment if development milestones are not met. The Company’s Board was provided also with a fairness opinion by BDO Consulting Group for the structure and the value of the transaction. The Company’s Board of Directors reviewed this valuation and determined that the transaction is fair to, and in the best interests of, the Company and its stockholders.

The Agreement contains customary representations, warranties, covenants and indemnification provisions for a transaction of this nature.

The Assigned IP consists of intellectual property rights owned by the Seller relating to the xClibre technology, including patents, patent applications, trademarks, copyrights, trade secrets, know-how, software and other proprietary rights, as set forth in Exhibit A to the Agreement.

YA II Transactions

On July 25, 2025, we entered into the Standby Equity Purchase Agreement (“SEPA”) with YA II PN, LTD., a Cayman Islands exempt limited company (“YA II” or “Investor”). Under the SEPA, the Company has the right to sell to YA II up to $50 million of its shares of common stock, subject to certain limitations and conditions set forth in the SEPA, from time to time during the term of the SEPA.

Upon the satisfaction of the conditions to YA II’s purchase obligation set forth in the SEPA, including having a registration statement registering the resale of the shares of common stock issuable under the SEPA declared effective by the SEC, the Company will have the right, but not the obligation, from time to time at its discretion until the SEPA is terminated to direct Investor to purchase a specified number of shares of common stock (“Advance”) by delivering written notice to YA II (“Advance Notice”). While there is no mandatory minimum amount for any Advance, it may not exceed an amount equal to 100% of the average of the daily traded amount during the five consecutive trading days immediately preceding an Advance Notice.

The shares of common stock purchased pursuant to an Advance delivered by the Company will be purchased at a price equal to 97% of the lowest daily VWAP of the shares of common stock during the three consecutive trading days commencing on the date of the delivery of the Advance Notice, other than the daily VWAP on a day in which the daily VWAP is less than a minimum acceptable price as stated by the Company in the Advance Notice or there is no VWAP on the subject trading day. The Company may establish a minimum acceptable price in each Advance Notice below which the Company will not be obligated to make any sales to YA II. “VWAP” is defined as the daily volume weighted average price of the shares of common stock for such trading day on the Nasdaq Stock Market during regular trading hours as reported by Bloomberg L.P.

The January Amendment amended the SEPA to, among other things:

(i) remove the Investor’s ability to deliver investor notices, which previously allowed the Investor to require the Company to issue and sell shares of Common Stock to the Investor in offset of amounts outstanding under the Convertible Notes;

(ii) modify the conditions under which an Amortization Event (as defined in the Convertible Notes) may occur, providing that no Amortization Event shall be deemed to have occurred due to a Registration Event (as defined in the Convertible Notes) prior to the Rule 144 Date, and after the Rule 144 Date, no such Amortization Event shall occur so long as the Company remains current on its filings with the SEC and the Investor is able to rely on Rule 144 under the Securities Act of 1933, as amended, to resell shares of Common Stock issuable under the Promissory Notes;

(iii) cancel the Investor’s obligation to fund an additional $2,000,000 in principal amount to the Company as set forth in a letter agreement dated September 11, 2025, between the Company and the Investor (provided that subsequent fundings on the same or different terms may be mutually agreed by the parties in the future and documented in writing); and

(iv) require the Company to use its best efforts to promptly respond to comments from the staff of the SEC regarding the Company’s initial Registration Statement on Form S-1 (File No. 333-289952) and seek effectiveness of such Registration Statement as soon as reasonably practicable.

In connection with the SEPA, and subject to the condition set forth therein, YA II has agreed to advance to the Company the Pre-Paid Advance. The first Pre-Paid Advance was disbursed on July 25, 2025 with respect to $3.0 million and the balance of $2.0 million was disbursed on September 11, 2025. The purchase price for the Pre-Paid Advance is 94% of the principal amount of the Pre-Paid Advance. Interest shall accrue on the outstanding balance of any Pre-Paid Advance at an annual rate equal to 6.0%, subject to an increase to 18% upon an event of default as described in the Convertible Notes. The maturity date will be 12-months after the closing of each tranche of the Pre-Paid Advance. Investor may convert the Convertible Notes into shares of the Company’s common stock at a conversion price equal to the lower of $10.00 or 93% of the lowest daily VWAP during the five consecutive trading days immediately preceding the conversion (the “Conversion Price”); provided, that in no event may the Conversion Price be lower than $1.00 (the “Floor Price”). In addition, upon the occurrence and during the continuation of an event of default, the Convertible Notes may be declared immediately due and payable, in which case the Company shall pay to YA II the principal and interest due thereunder. In no event shall Investor be allowed to effect a conversion if such conversion, along with all other shares of common stock then beneficially owned by YA II and its affiliates, would exceed 4.99% of the outstanding shares of the then common stock of the Company. If at any time on or after the issuance of the Convertible Notes (i) the Floor Price Event, (ii) the Exchange Cap Event or (iii) a Registration Event occurs, provided, however, that no Registration Event shall be deemed to have occurred prior to the Rule 144 Date, and after the Rule 144 Date, no Registration Event shall be deemed to have occurred so long as the Company remains current on its filings with the SEC and the Investor is able to rely on Rule 144 under the Securities Act of 1933, as amended, to resell shares of common stock issuable under the Convertible Notes, then the Company shall make monthly payments to Investor beginning on the seventh trading day after the Amortization Event and continuing monthly in the amount of $750,000 plus a 5.0% premium and all accrued and unpaid interest. The Exchange Cap Event will not apply in the event the Company has obtained the approval from its stockholders in accordance with the rules of Nasdaq Stock Market for the issuance of shares of common stock pursuant to the transactions contemplated in the Convertible Note and the SEPA in excess of the Exchange Cap.

The Company will control the timing and amount of any sales of shares of common stock to YA II. Actual sales of shares of common stock to Investor as an Advance under the SEPA will depend on a variety of factors to be determined by the Company from time to time, which may include, among other things, market conditions, the trading price of the Company’s common stock and determinations by the Company as to the appropriate sources of funding for our business and operations.

The SEPA will automatically terminate on the earliest to occur of (i) the 24-month anniversary of the date of the SEPA or (ii) the date on which Investor shall have made payment of Advances pursuant to the SEPA for shares of common stock equal to $50,000,000. We have the right to terminate the SEPA at no cost or penalty upon five (5) trading days’ prior written notice to Investor, provided that there are no outstanding Advance Notices for which shares of common stock need to be issued and the Company has paid all amounts owed to Investor pursuant to the Convertible Notes and the SEPA. The Company and YA II may also agree to terminate the SEPA by mutual written consent. Neither the Company nor YA II may assign or transfer our respective rights and obligations under the SEPA, and no provision of the SEPA may be modified or waived by us or Investor other than by an instrument in writing signed by both parties.

As consideration for YA II’s commitment to purchase the shares of common stock pursuant the SEPA, the Company paid YA II, (i) a structuring fee in the amount of $35,000 and (ii) 200,000 shares of common stock as an equity fee. Further, the Company is required to pay YA II a commitment fee of $500,000 of which $250,000 shall be due and payable on the earlier of the effective date of the initial registration statement, or 60 days following the date of the SEPA, and the remaining $250,000 shall be due and payable on the date that is 90 days following the due date of the initial $250,000 installment, in each case to be paid by the issuance of such number of common shares that is equal to the applicable portion of the commitment fee divided by the average of the daily VWAPs of the common shares during the three trading days immediately prior to the applicable due date.

On February 26, 2026, the Company entered into a Letter Agreement (the “Letter Agreement”) with YA II PN, Ltd. (the “Investor”), pursuant to which the Investor agreed to provide the Company with a $20,000,000 senior loan (the “Loan”) on the terms and conditions set forth therein.

The Loan is evidenced by a Promissory Note (the “Note”) in the original principal amount of $20,000,000, bearing 0% interest per annum (increasing to 18% upon an Event of Default as defined therein). The Note was issued at an original issue discount of 15%, resulting in gross proceeds to the Company of $17,000,000 (prior to deduction of a $25,000 structuring and due diligence fee), or $16,975,000 net cash received.

The Note matures 12 months from issuance and requires monthly amortization payments of $2,500,000 of principal (plus a 2% Payment Premium on such principal amount) beginning on the 60th day following issuance and continuing on the same day of each successive month thereafter until maturity (each an “Installment Date”). The Company may satisfy any Installment Amount in cash or, at its election, by delivering an Advance Notice under the Company’s existing Standby Equity Purchase Agreement dated July 25, 2025, as amended (the “SEPA”), subject to a 30-day repayment waterfall in favor of the Investor.

The Company has the right to optionally redeem all or any portion of the outstanding principal at any time at 105% of the principal amount redeemed plus accrued and unpaid interest. Upon an uncured Event of Default, the Investor may convert all or any portion of the outstanding principal, accrued interest, and other amounts due into Common Stock at a conversion price equal to 90% of the lowest daily VWAP during the 10 consecutive Trading Days immediately prior to the conversion date, subject to a 4.99% beneficial ownership blocker, and a floor price.

Concurrently with the issuance of the Note, the Company issued to the Investor a warrant (the “Warrant”) to purchase 1,333,333 shares of Common Stock at an exercise price of $9.00 per share, exercisable for a term of five years from issuance.

The obligations under the Note are guaranteed by each subsidiary of the Company pursuant to a Global Guaranty Agreement.

The Letter Agreement contains customary representations, warranties, covenants (including restrictions on variable rate transactions, additional indebtedness without consent, and use of proceeds), and events of default. The Company is not required to register the shares issuable upon conversion of the Note but has agreed to register the shares issuable upon exercise of the Warrant. The Investor has demand registration rights covering all shares of common stock underlying the Note. Upon written demand, the Company must file a resale registration statement within 45 calendar days, use commercially reasonable efforts to cause it to become effective promptly, and address any Rule 415 limitations through pro-rata reductions and successive filings as necessary. In addition, the Company shall, at its sole cost and expense, file with the SEC on or before the date that is 90 calendar days after the closing date file a registration statement on Form S-1 registering the resale of all of the shares of common stock issuable upon exercise of the Warrant (the “Warrant Registration Statement”). The Company shall use its commercially reasonable efforts to cause the Warrant Registration Statement to be declared effective as soon as practicable after the filing thereof.

Solar Drone

On March 11, 2026, SolarDrone Ltd. (“SolarDrone”), an Israeli subsidiary of VisionWave entered into a Consulting and Share Purchase Agreement (the “Junko Agreement”) with Mr. Amos Cohen, the controlling shareholder of Junko Solar Ltd., an Israeli company engaged in solar panel maintenance and cleaning services. Pursuant to the Junko Agreement, SolarDrone agreed to acquire 51% of the issued and outstanding shares of Junko Solar Ltd. (the “Junko Transaction”). The parties agreed on a pre-money valuation of Junko Solar of $400,000, and SolarDrone agreed to purchase the 51% controlling interest for an aggregate purchase price of $204,000. The purchase price will be paid in three equal installments:

●	$68,000 upon execution of the Agreement

●	$68,000 within 35 days

●	$68,000 within 35 days thereafter

Upon payment of the first installment, the shares representing 51% ownership of Junko Solar Ltd. will be transferred to SolarDrone or its designated affiliate.

Pursuant to the Agreement, Mr. Amos Cohen was appointed Chief Executive Officer and a director of SolarDrone Ltd. Mr. Cohen will provide management and strategic services to SolarDrone pursuant to a consulting arrangement and will receive a consulting fee of 50,000 N.I.S per month plus VAT.

As part of the Transaction, Junko Solar Ltd. will transfer operational activities related to solar panel cleaning and maintenance services, including customer relationships, business opportunities, and related operational assets to SolarDrone. SolarDrone will manage and operate the business going forward.

Chief Operating Officer

On March 13, 2026, the Company appointed Eric T. Shuss as Chief Operating Officer, effective March 13, 2026. In connection therewith, the Company entered into an Employment Agreement dated March 13, 2026 with Mr. Shuss (the “Shuss Agreement”). Material terms of the Shuss Agreement include:

●	An initial term of three years, with automatic one-year renewals absent 30 days’ prior written notice by either party.

●	Annual base salary of $120,000, increasing to $240,000 upon the Company achieving $3,000,000 in revenue during any 90-day period.

●	Eligibility for an annual performance bonus targeted at 0.5% of net income as reported in the Company’s SEC filings.

●	Participation in the Company’s standard employee benefit plans.

●	Severance upon a qualifying termination without cause or for good reason: a lump-sum payment equal to the greater of $500,000 or two times the then-current base salary, subject to execution of a general release of claims.

●	Customary restrictive covenants, including confidentiality, invention assignment, non-solicitation, and non-competition obligations.

Concurrently, Mr. Shuss was granted a nonstatutory stock option to purchase 500,000 shares of the Company’s common stock under the Company’s 2025 Omnibus Equity Incentive Plan, with an exercise price equal to the closing price of the common stock on March 12, 2026, vesting in twelve equal quarterly installments commencing June 30, 2026, and expiring five years from the date of grant (subject to earlier termination upon cessation of service).

Mr. Shuss also entered into a Proprietary & Confidential Information, Inventions Assignment, Non-Solicitation and Non-Competition Agreement and a Mutual Agreement to Arbitrate, each dated in connection with his employment.

Change in Role of Douglas Davis

On December 29, 2025, Noam Kenig resigned as Chief Executive Officer and as a member of the Board effective immediately for personal reasons. Mr. Kenig’s resignation was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. On December 29, 2025, the Board appointed Douglas Davis, the Company’s current Executive Chairman, to serve as Interim Chief Executive Officer, effective immediately. On March 13, 2026, the Board appointed Douglas Davis, previously serving as Interim Chief Executive Officer and Executive Chairman, as Chief Executive Officer of the Company, effective March 13, 2026, removing the “Interim” designation from his title. In connection therewith, on March 15, 2026, the Company entered into an amendment (the “Davis Amendment”) to Mr. Davis’s Employment Agreement dated August 6, 2025, which formalizes his Chief Executive Officer title (in addition to his continuing role as Executive Chairman) and provides for an additional milestone-based equity bonus. Material terms of the Davis Amendment include:

●	No changes to Mr. Davis’s base salary, annual bonus, or other compensation terms from the original Employment Agreement.

●	A one-time non-qualified stock option (the “Milestone Option”) to purchase shares of the Company’s common stock equal to $100,000,000 in value (determined based on the Nasdaq closing price per share on the trading day immediately preceding the achievement date (the “Reference Price”)), granted under the Plan on the first business day following the date on which the Company first achieves both (i) $100,000,000 in trailing twelve-month revenue (as reported in the Company’s most recent Form 10-Q or Form 10-K) and (ii) a fully diluted market capitalization of at least $1,000,000,000 (calculated using the Reference Price), subject to Mr. Davis’s continued employment through the grant date.

●	The exercise price per share of the Milestone Option equal to the Reference Price.

●	Full vesting on the grant date, with a 10-year term (subject to earlier termination as provided in the Plan and applicable award agreement), cashless exercise provisions (to the extent permitted under the Plan), and subject to the Company’s clawback policy (as may be adopted or amended to comply with Dodd-Frank Act requirements or Nasdaq rules)

●	The grant is subject to Board or Compensation Committee approval, Plan share availability, and compliance with applicable securities laws, including Nasdaq listing rules.

Changes to Board Committee Memberships and Independent Lead Director Position

On March 13, 2026:

●	The Board accepted the resignation of Eric T. Shuss from his position as Lead Independent Director and from all Board committee memberships, effective March 13, 2026. Mr. Shuss will continue to serve as a member of the Board.

●	The Board appointed Atara Dzikowski as a member of the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee, effective March 13, 2026, and as Chair of the Nominating and Corporate Governance Committee.

●	The Board appointed Chuck Hansen as Independent Lead Director of the Board, effective March 13, 2026.

National Oil Company of Liberia

On March 18, 2026, the Company entered into a Letter of Engagement (“LOE”) with the National Oil Company of Liberia (“NOCAL”), relating to offshore petroleum Blocks LB-4 and LB-5 located in the Liberia Basin. The LOE establishes a structured framework for the Company to advance toward the execution of a Production Sharing Contract (“PSC”) with the Government of Liberia, subject to prequalification by the Liberia Petroleum Regulatory Authority (“LPRA”), regulatory approvals, and legislative ratification by the Liberian Legislature.

The Company has been granted exclusive, non-transferable rights to pursue the Blocks for a period of eight (8) months from execution of the LOE (“Effective Date”), subject to extension if delays in the PSC process are not attributable to the Company. During this period, NOCAL is prohibited from negotiating or granting rights in the Blocks to third parties (except limited reconnaissance licenses that do not interfere). Assignment requires NOCAL’s prior written approval, not unreasonably withheld.

The Company has agreed to pay an initial signing bonus of $300,000 per block (total $600,000) within sixty (60) days following execution of the LOE by both parties. In the event the Blocks are not awarded to the Company for reasons not attributable to the Company, such payment is refundable in full without interest. This obligation is binding and material to the Company’s near-term liquidity.

Following execution of a PSC, the Company would be required to license seismic data for not less than $1,000,000 per block within 120 days of PSC execution. Upon execution and ratification of a PSC, the Company would be required to pay a signature bonus of $1,000,000 per block, payable within ninety (90) days of legislative ratification. The LOE contemplates a 10% carried interest to NOCAL; 10% carried interest to the Government of Liberia; 5% carried interest to citizens; and up to 5% participation by a local Liberian company. The contemplated PSC includes a multi-phase exploration program over approximately seven (7) years.

The LOE contains binding provisions, including exclusivity, confidentiality, compliance with anti-corruption laws (including FCPA) and specified financial obligations. However, the LOE does not constitute a final award of petroleum rights or grant any exploration or production rights at this stage. The execution of a PSC remains subject to prequalification, regulatory approvals, and legislative ratification in Liberia. There can be no assurance that a PSC will be executed or that the Company will ultimately be awarded the Blocks, that the Company’s proprietary RF sensing technologies will prove feasible or effective in this new application domain (outside the Company’s core defense and security markets), or that the Company will derive any revenue or benefit from this initiative. The Company may require additional capital, strategic partners, or farm-out arrangements to fulfill obligations, and the transaction involves significant geopolitical, regulatory, and operational risks in an emerging market jurisdiction.

T3 Defense Swap

On May 17, 2026, the Company entered into a Share Exchange and Swap Agreement (the “Agreement”) with T3 Defense Inc. (“DFNS”), a Nasdaq-listed company. Pursuant to the Agreement, the Company to issue and delivered to DFNS 475,492 newly issued shares of the Company’s common stock (the “VWAV Exchange Shares”). In exchange, DFNS to issue to the Company 6,000,000 newly issued shares of DFNS common stock. The VWAV Exchange Shares were issued at the Nasdaq closing price of the Company’s common stock on May 15, 2026 ($5.590 per share), for an aggregate value of approximately $2.658 million

VIP Lux Travel Ltd. and PKLST Tourism and Leisure Ltd.

On May 12, 2026, VisionWave Israel Ltd. (“VW Israel”), a wholly owned subsidiary of the Company, entered into a definitive Share Purchase and Shareholders Agreement (the “VIP Lux Agreement”) with Mr. Ian Paklida (the “Seller”), pursuant to which VW Israel agreed to acquire 60% of the issued and outstanding equity interests of VIP Lux Travel Ltd. and PKLST Tourism and Leisure Ltd., both Israeli corporations (collectively, the “Target Companies”).

The VIP Lux Agreement is definitive; however, the transaction has not yet closed.

Under the terms of the VIP Lux Agreement, the consideration for the acquisition of the Target Companies will be the issuance of shares of common stock of the Company, subject to the satisfaction of various conditions precedent and regulatory approvals.

The VIP Lux Agreement contemplates an aggregate transaction value of up to approximately 15 million NIS, payable in the Company shares valued at approximately USD $3 million. The number of shares to be issued will be 513,752 shares of common stock of the Company representing $6.02 cost per share.

The Agreement includes customary representations, warranties, covenants, indemnification provisions, confidentiality obligations, lock-up restrictions, and closing conditions. Closing remains subject to, among other things:

●	completion of legal, financial, and operational due diligence;

●	receipt of all required corporate and regulatory approvals;

●	applicable tax rulings and/or approvals in Israel;

●	execution and delivery of final ancillary closing documents; and

●	satisfaction or waiver of other customary closing conditions.

Until the closing occurs, there can be no assurance that the acquisition will be consummated on the terms currently contemplated, or at all.

The Company intends to evaluate strategic opportunities relating to the Target Companies’ operations and potential integration into VisionWave’s broader international business activities.

Jez Williman – Amended Employment Agreement

On May 8, 2026, the Company) entered into Amendment No. 1 (the “Williman Amendment”) to the Employment Agreement dated September 2, 2025 (the “Original Agreement”) with Jez Williman (“Executive”), who serves as the Company’s Managing Director, UK and European Operations.

Pursuant to the Amendment: (i) Executive’s title was updated to Managing Director, UK and European Operations, effective as of the date of the Amendment; (ii) Executive’s annual base salary was increased to $200,000, effective as of May 1, 2026 and shall be increased to an annual rate of the lesser of $300,000 or fair market rate once the Company has achieved $10,000,000 in revenue during any ninety (90) day period; and (iii) in addition to the 250,000 options previously granted under the Original Agreement, the Company agreed to grant Executive additional performance-based stock options under the Company’s 2025 Omnibus Equity Incentive Plan (subject to the terms of the Plan, an option agreement, and Executive’s continued service), consisting of (a) 50,000 options upon issuance of the valid payable commercial invoice(s) for the second UGV sold, and (b) 100,000 options upon issuance of valid payable commercial invoices cumulatively totaling $1 million. Such additional options will be granted at an exercise price equal to the fair market value of the Company’s common stock on the applicable grant date (determined in accordance with the Plan) and will vest upon achievement of the respective milestone or as otherwise determined by the Board of Directors.

Pursuant to the Amendment: (i) Executive’s title was updated to Managing Director, UK and European Operations, effective as of the date of the Amendment; (ii) Executive’s annual base salary was increased to $200,000, effective as of May 1, 2026 and shall be increased to an annual rate of the lesser of $300,000 or fair market rate once the Company has achieved $10,000,000 in revenue during any ninety (90) day period; and (iii) in addition to the 250,000 options previously granted under the Original Agreement, the Company agreed to grant Executive additional performance-based stock options under the Company’s 2025 Omnibus Equity Incentive Plan (subject to the terms of the Plan, an option agreement, and Executive’s continued service), consisting of (a) 50,000 options upon issuance of the valid payable commercial invoice(s) for the second UGV sold, and (b) 100,000 options upon issuance of valid payable commercial invoices cumulatively totaling $1 million. Such additional options will be granted at an exercise price equal to the fair market value of the Company’s common stock on the applicable grant date (determined in accordance with the Plan) and will vest upon achievement of the respective milestone or as otherwise determined by the Board of Directors.

Atara Dzikowski Appointment

On May 1, 2026, the Board of Directors (the “Board”) of the Company approved the appointment of Atara Dzikowski as Vice President of Mergers and Acquisitions. In connection therewith, the Company entered into an Employment Agreement dated May 1, 2026 with Ms. Dzikowski (the “Dzikowski Employment Agreement”). In addition, the Company and Ms. Dzikowski, a current member of the Board, entered into a Proprietary & Confidential Information, Inventions Assignment, Non-Solicitation and Non-Competition Agreement (the “Restrictive Covenant Agreement”) and the Mutual Agreement to Arbitrate (the “Arbitration Agreement”).

Material terms of the Dzikowski Employment Agreement include an initial term of three years commencing on April 1, 2026, with automatic one-year renewals absent thirty days’ prior written notice of non-renewal by either party and an annual base salary of $240,000. On the effective date, subject to prior approval by the Board or the Compensation Committee and the terms of the Company’s 2025 Omnibus Equity Incentive Plan (or any successor plan), an award of 500,000 shares of common stock or restricted stock units, of which 150,000 shares vest immediately upon the grant date. The remaining 350,000 shares shall vest upon the earlier of: (i) time-based vesting of 100,000 shares on each of the first three (3) anniversaries of the effective date and the final 50,000 shares on the three and one-half (3.5) year anniversary of the effective Date, or (ii) performance-based vesting tied to consolidated revenue milestones of the Company and its subsidiaries (as determined in accordance with U.S. generally accepted accounting principles (“GAAP”) and reported in the Company’s periodic reports filed with the Securities and Exchange Commission): 100,000 shares upon achievement of $5,000,000 in cumulative Revenue; an additional 100,000 shares upon achievement of $10,000,000 cumulative Revenue; an additional 100,000 shares upon achievement of $15,000,000 cumulative Revenue; and the final 50,000 shares upon achievement of $17,500,000 cumulative Revenue. “Revenue” means the Company’s consolidated total revenue. Achievement of milestones shall be certified by the Board of Directors or Compensation Committee in its reasonable discretion.

Further, Ms. Dzikowski will be eligible to participate in the Company’s standard employee benefit plans made available to similarly situated executives, including medical, dental and vision insurance, short- and long-term disability benefits, life insurance and retirement plan participation, subject to the terms of such plans as they may be amended from time to time. Upon termination for death, disability, for cause, resignation without good reason, or expiration of the term, Ms. Dzikowski will be entitled to only accrued but unpaid base salary and, to the extent required by law, accrued unused paid time off. Upon termination without cause or for good reason, the accrued benefits plus a severance payment equal to the then-current base salary, payable within six months of termination, conditioned upon execution of a general release of claims in a form provided by the Company and continued compliance with post-termination obligations. Customary provisions requiring full-time devotion of efforts, exclusive employment, and compliance with Company rules and policies.

Changes to Board Committee Memberships

On April 22, 2026, the Board accepted the resignation of Atara Dzikowski from the Audit Committee, the Compensation Committee, and the Nominating and Governance Committee, effective upon the commencement of her employment as Vice President of Mergers and Acquisitions. Ms. Dzikowski will continue to serve as a non-independent member of the Board of Directors.

Concurrently, the Board appointed Daniel Ollech as a member of the Audit Committee, Mansour Khatib as a member of the Compensation Committee, and Judit Nagypal as a member and Chair of the Nominating and Governance Committee, with such appointments effective immediately upon Ms. Dzikowski’s resignation from the respective committees. Subsequently, Judit Nagypal replaced Mr. Ollech as a member of the audit committee.

Acquisition of VisionWave IL, Ltd.

On March 18, 2026, the Company acquired 100% of the issued and outstanding shares of VisionWave IL Ltd., an Israeli private shell limited company (“VisionWave Israel”), for nominal consideration.

Further, on March 18, 2026, VisionWave Israel appointed Khdoura Sabbagh as Chief Executive Officer and its sole director and entered into an Employment Agreement with Mr. Sabbagh, pursuant to which Mr. Sabbagh was appointed Chief Executive Officer of VisionWave Israel. Under the Employment Agreement, Mr. Sabbagh will receive an annual base salary of $150,000 and is eligible to receive options to purchase 2,000,000 shares of the Company’s common stock, subject to vesting and the terms of the Company’s equity incentive plan. The agreement contains customary terms regarding duties, confidentiality, intellectual property, and termination.

On March 18, 2026, VisionWave Israel also entered into a Consulting Agreement with CO-Finance Financial and Accounting Consulting Ltd., a company controlled by Oren Attiya, pursuant to which Mr. Attiya will provide financial and accounting services to VisionWave Israel. Under the Consulting Agreement, the consultant will receive monthly compensation of NIS 12,000 plus VAT. The agreement is structured as an independent contractor arrangement and includes customary terms and conditions.

At March 31, 2026, the transaction was not closed and the options were not granted under the employment agreement.

 Failure to Redeem Public Shares

Pursuant to Bannix Acquisition Corp.’s amended and restated certificate of incorporation in effect from March 10, 2025, through the consummation of the Business Combination, Bannix Acquisition Corp. was required to redeem all remaining public offering shares no later than June 27, 2025 (ten business days after the June 14, 2025 deadline for consummating an initial business combination). Bannix Acquisition Corp. did not redeem the remaining public offering shares as required by its amended and restated certificate of incorporation and the Business Combination was subsequently consummated on July 14, 2025. The failure to redeem the remaining public shares was inconsistent with the disclosures in the prospectus for Bannix Acquisition Corp.’s initial public offering (filed September 14, 2021) and the combined prospectus and proxy statement for the Business Combination, which stated that if an initial business combination was not consummated by the applicable deadline, Bannix Acquisition Corp. would cease all operations except for the purpose of winding up, redeem all public shares, and liquidate and dissolve, subject to applicable law.

Corporate Information

Our common stock is listed on Nasdaq under the symbol “VWAV” and our public warrants are listed on Nasdaq under the symbol “VWAVW”. Our principal executive office is located at 300 Delaware Avenue, Suite 210 #301, Wilmington, Delaware 19801, and our telephone number is 302.305.4790. Our operating office is located at 1063 Spaulding Ave., West Hollywood, CA 90046. Our website address is www.VWAV.inc. This website address is not intended to be an active link, and information on, or accessible through, our website is not incorporated by reference into this prospectus and you should not consider any information on, or that can be accessed from, our website as part of this prospectus or any accompanying prospectus supplement.

RISK FACTORS

Investing in our Common Stock involves a high degree of risk. Before investing in our Common Stock, you should carefully consider the risks set forth under the caption “Risk Factors” in our Annual Report on Form 10-K filed with the SEC on December 31, 2025, which are incorporated by reference herein, and subsequent reports filed with the SEC, together with the financial and other information contained or incorporated by reference in this prospectus. If any of the risks actually occur, our business, financial condition, results of operations, and prospects could be harmed. In that event, the trading price of our Common Stock could decline, and you could lose part or all of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This prospectus contains forward-looking statements. These forward-looking statements contain information about our expectations, beliefs or intentions regarding our product development and commercialization efforts, business, financial condition, results of operations, strategies or prospects, and other similar matters. These forward-looking statements are based on management’s current expectations and assumptions about future events, which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict. These statements may be identified by words such as “expects,” “plans,” “projects,” “will,” “may,” “anticipates,” “believes,” “should,” “intends,” “estimates,” and other words of similar meaning.

 These statements relate to future events or our future operational or financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the section titled “Risk Factors” and elsewhere in this prospectus, in any related prospectus supplement and in any related free writing prospectus.

 Any forward-looking statement in this prospectus, in any related prospectus supplement and in any related free writing prospectus reflects our current view with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to our business, results of operations, industry and future growth. Given these uncertainties, you should not place undue reliance on these forward-looking statements. No forward-looking statement is a guarantee of future performance. You should read this prospectus, any related prospectus supplement and any related free writing prospectus and the documents that we reference herein and therein and have filed as exhibits hereto and thereto completely and with the understanding that our actual future results may be materially different from any future results expressed or implied by these forward-looking statements. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

 This prospectus, any related prospectus supplement and any related free writing prospectus also contain or may contain estimates, projections and other information concerning our industry, our business and the markets for our products, including data regarding the estimated size of those markets and their projected growth rates. We obtained the industry and market data in this prospectus from our own research as well as from industry and general publications, surveys and studies conducted by third parties. This data involves a number of assumptions and limitations and contains projections and estimates of the future performance of the industries in which we operate that are subject to a high degree of uncertainty, including those discussed in “Risk Factors.” We caution you not to give undue weight to such projections, assumptions and estimates. Further, industry and general publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that these publications, studies and surveys are reliable, we have not independently verified the data contained in them. In addition, while we believe that the results and estimates from our internal research are reliable, such results and estimates have not been verified by any independent source.

 In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements as predictions of future results. Our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS

We will not receive any proceeds from the resale of any of our common stock by the Selling Stockholders. We have agreed to pay all expenses relating to registering the common stock covered by this prospectus. The Selling Stockholders will pay any brokerage commissions and/or similar charges incurred in connection with the sale of the common stock covered hereby.

SELLING STOCKHOLDERS

The table below sets forth information concerning the resale of the shares of common stock by the selling stockholders. We will not receive any proceeds from the resale of the shares by the selling stockholders.

The table below sets forth, as of May 28, 2026, (i) the name of each person who is offering the resale of shares by this prospectus and their position with us; (ii) the number of shares (and the percentage, if 1% or more) of common stock beneficially owned (as such term is defined in Rule 13d-3 under the Exchange Act by each person; (iii) the number of shares that each selling stockholder may offer for sale from time to time pursuant to this prospectus, whether or not such selling stockholder has a present intention to do so; and (iv) the number of shares (and the percentage, if 1% or more) of common stock each person will beneficially own after the offering, assuming they sell all of the shares offered. Unless otherwise indicated, the address for each selling stockholder listed in the table below is c/o VisionWave Holdings, Inc., 300 Delaware Avenue, Suite 210 #301, Wilmington, Delaware 19801.

The table below has been prepared based upon the information furnished to us by the selling stockholders as of May 28, 2026, and we have not independently verified this information. The selling stockholders identified below may have sold, transferred or otherwise disposed of some or all of their shares since the date on which the information in the following table is presented in transactions exempt from or not subject to the registration requirements of the Securities Act. Information concerning the selling stockholders may change from time to time and, if necessary, we will amend or supplement this prospectus accordingly. We cannot give an estimate as to the number of shares of common stock that will actually be held by the selling stockholders upon termination of this offering because the selling stockholders may offer some or all of their common stock under the offering contemplated by this prospectus or acquire additional shares of common stock. The total number of shares that may be sold hereunder will not exceed the number of shares offered hereby. Please read the section entitled “Plan of Distribution” in this prospectus.

	Shares of Common Stock Beneficially Owned Before this Offering (1)		Maximum Number of Shares of Common Stock to be Sold Pursuant to this Prospectus (2)	Shares of Common Stock to be Beneficially Owned Upon Completion of this Offering (3)
Selling Stockholders	Number	Percentage	Number	Number	Percentage
Ori Gilboa	0	*	78,343	0	*
Jacob Teneboim	0	*	78,343	0	*
Shayna Quinn	0	*	3,174	0	*
Mansour Khatib	0	*	4,320	0	*
Daniel Ollech	0	*	4,320	0	*
Atara Dzikowski	507,193	2.0%	507,193	0	*
Judit Nagypal	3,448	*	3,448	0	*
Eric Shuss	511,801	2.0%	6,566	505,245	2.0%
Erik Klinger	500,000	2.0%	500,000	0	*

*	Less than one percent (1%).

(1)	The number and percentage of shares beneficially owned prior to this offering is determined in accordance with Rule 13d-3 of the Exchange Act and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the selling stockholder has sole or shared voting power or investment power, including any shares of common stock or other derivative securities that are exercisable, vested or convertible as of May 26, 2026, or that will become exercisable, vested or convertible within 60 days of May 26, 2026. Except as otherwise noted, may include shares held by such person’s spouse (except where legally separated or if stock is held as separate property) and minor children, and by any other relative of such person who has the same home; shares held in “street name” for the benefit of such person; shares held by a family trust as to which such person is a trustee and primary beneficiary with sole voting and investment power (or shared power with a spouse); or shares held in an Individual Retirement Account or pension plan as to which such person (and/or such person’s spouse) is the sole beneficiary and has pass-through voting rights and investment power.
(2)	The numbers of shares of common stock reflect all shares of common stock acquired or issuable to a person pursuant to applicable grants previously made under the 2024 Plan and the 2025 Plan irrespective of whether such grants are exercisable vested or convertible as of May 26, 2026 or will become exercisable, vested or convertible within 60 days after May 26, 2026.
(3)	In computing the number and percentage of shares beneficially owned following the offering, we presumed that the person sold all shares of common stock eligible to be resold in this offering irrespective of any applicable vesting, exercisability or conversion limitations, but retained ownership of all other shares of common stock beneficially owned as of May 26, 2026. Except as otherwise noted, may include shares held by such person’s spouse (except where legally separated or if stock is held as separate property) and minor children, and by any other relative of such person who has the same home; shares held in “street name” for the benefit of such person; shares held by a family trust as to which such person is a trustee and primary beneficiary with sole voting and investment power (or shared power with a spouse); or shares held in an Individual Retirement Account or pension plan as to which such person (and/or such person’s spouse) is the sole beneficiary and has pass-through voting rights and investment power.

PLAN OF DISTRIBUTION

We are registering the Shares covered by this prospectus to permit the Selling Stockholders to conduct public secondary trading of these Shares from time to time after the date of this prospectus. We will not receive any of the proceeds of the sale of the Shares offered by this prospectus. The aggregate proceeds to the Selling Stockholders from the sale of the Shares will be the purchase price of the Shares less any discounts and commissions. We will not pay any brokers’ or underwriters’ discounts and commissions in connection with the registration and sale of the Shares covered by this prospectus. The Selling Stockholders reserve the right to accept and, together with their respective agents, to reject, any proposed purchases of Shares to be made directly or through agents.

The Shares offered by this prospectus may be sold from time to time to purchasers:

●	directly by the Selling Stockholders, or

●	through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, commissions or agent’s commissions from the Selling Stockholders or the purchasers of the Shares.

Any underwriters, broker-dealers or agents who participate in the sale or distribution of the Shares may be deemed to be “underwriters” within the meaning of the Securities Act. As a result, any discounts, commissions or concessions received by any such broker-dealer or agents who are deemed to be underwriters will be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters are subject to the prospectus delivery requirements of the Securities Act and may be subject to certain statutory liabilities under the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We will make copies of this prospectus available to the Selling Stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. To our knowledge, there are currently no plans, arrangements or understandings between the Selling Stockholders and any underwriter, broker-dealer, or agent regarding the sale of the Shares by the Selling Stockholders.

The Shares may be sold in one or more transactions at:

●	fixed prices;

●	prevailing market prices at the time of sale;

●	prices related to such prevailing market prices;

●	varying prices determined at the time of sale; or

●	negotiated prices.

These sales may be effected in one or more transactions:

●	on any national securities exchange or quotation service on which the Shares may be listed or quoted at the time of sale, including Nasdaq;

●	in the over-the-counter market;

●	in transactions otherwise than on such exchanges or services or in the over-the-counter market;

●	any other method permitted by applicable law; or

●	through any combination of the foregoing.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

At the time a particular offering of the Shares is made, a prospectus supplement, if required, will be distributed, which will set forth the name of the Selling Stockholders, the aggregate amount of Shares being offered and the terms of the offering, including, to the extent required, (1) the name or names of any underwriters, broker-dealers or agents, (2) any discounts, commissions and other terms constituting compensation from the Selling Stockholders and (3) any discounts, commissions or concessions allowed or reallowed to be paid to broker-dealers.

The Selling Stockholders will act independently of us in making decisions with respect to the timing, manner, and size of each resale or other transfer. There can be no assurance that the Selling Stockholders will sell any or all of the Shares under this prospectus. Further, we cannot assure you that the Selling Stockholders will not transfer, distribute, devise or gift the Shares by other means not described in this prospectus. In addition, any Shares covered by this prospectus that qualify for sale under Rule 144 of the Securities Act may be sold under Rule 144 rather than under this prospectus. The Shares may be sold in some states only through registered or licensed brokers or dealers. In addition, in some states the Shares may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification is available and complied with.

The Selling Stockholders and any other person participating in the sale of the Shares will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the Shares by the Selling Stockholders and any other person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the Shares to engage in market-making activities with respect to the particular Shares being distributed. This may affect the marketability of the Shares and the ability of any person or entity to engage in market-making activities with respect to the Shares.

The Selling Stockholders may indemnify any broker or underwriter that participates in transactions involving the sale of the Shares against certain liabilities, including liabilities arising under the Securities Act.

LEGAL MATTERS

The validity of the common stock issuable under the Plans has been passed upon for us by Sheppard, Mullin, Richter & Hampton LLP, New York, New York.

EXPERTS

The consolidated financial statements of VisionWave Holdings, Inc. incorporated in this Registration Statement on Form S-8 have been audited by RBSM LLP, an independent registered public accounting firm, as stated in their report which is incorporated herein by reference. Such consolidated statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The following documents filed with the SEC are hereby incorporated by reference in this prospectus:

(1)	the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2025, filed with the Commission on December 31, 2025;

(2)	The Company’s Quarterly Report on Form 10-Q for the three months ended March 31, 2026, filed with the Securities and Exchange Commission on May 20, 2026.

(3)	The Company’s Quarterly Report on Form 10-Q for the three months ended December 31, 2025, filed with the Securities and Exchange Commission on February 17, 2026.

(4)	The Company’s Current Reports on Form 8-K filed with the Securities Exchange Commission on October 9, 2025, November 5, 2025, November 12, 2025, November 18, 2025, November 26, 2025, December 4, 2025, December 10, 2025, December 17, 2025, December 30, 2025, January 7, 2026, January 7, 2026, January 12, 2026, January 23, 2026, January 23, 2026, January 26, 2026, February 2, 2026, February 6, 2026, February 10, 2026, February 17, 2026, February 23, 2026, February 25, 2026, February 27, 2026, March 9, 2026, March 11, 2026, March 16, 2026, March 17, 2026, March 17, 2026, March 18, 2026, March 19, 2026, March 24, 2026, March 27, 2026, March 30, 2026, April 2, 2026, April 13, 2026, April 20, 2026, April 23, 2026, May 4, 2026, May 6, 2026, May 7, 2026 May 11, 2026, May 15, 2026 and May 21, 2026 (other than any portions thereof deemed furnished and not filed); and

(5)	The description of the Common Stock contained in the Company’s Registration Statement on Form 8-A, filed with the Commission on July 10, 2025 (File No. 001-42741) pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any amendment or report filed for the purpose of updating such description.

All documents filed by the Registrant pursuant to Sections 13(a), 13(c), 14, and 15(d) of the Exchange Act on or after the date of this Registration Statement and prior to the filing of a post-effective amendment to this Registration Statement that indicates that all securities offered have been sold or that deregisters all securities then remaining unsold shall be deemed to be incorporated by reference in this Registration Statement and to be part hereof from the date of filing of such documents; provided, however, that documents or information deemed to have been furnished and not filed in accordance with the rules of the SEC shall not be deemed incorporated by reference into this Registration Statement.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any subsequently filed document which also is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the “Commission”). Such reports, proxy statements and other information can be read and copied at the Commission’s public reference facilities at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. Please call the Commission at 1-800-732-0330 for further information on the operation of the public reference facilities. In addition, the Commission maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission’s website is www.sec.gov.

We make available free of charge on or through our website at www.VWAV.inc, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after we electronically file such material with or otherwise furnish it to the Commission. Information on our website is not incorporated by reference in this prospectus and is not a part of this prospectus.

We will provide without charge to each person to whom a copy of this prospectus is delivered, upon written or oral request, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus (other than an exhibit to these filings, unless we have specifically incorporated that exhibit by reference in this prospectus). Any such request should be addressed to us at: 300 Delaware Avenue, Suite 210 #301, Wilmington, Delaware 19801, Attention: Investor Relations.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

The following documents which have been filed by VisionWave Holdings, Inc., a Delaware corporation (the “Registrant”), with the Commission are incorporated by reference into this Registration Statement:

(1)	the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2025, filed with the Commission on December 31, 2025;

(2)	The Company’s Quarterly Report on Form 10-Q for the three months ended March 31, 2026, filed with the Securities and Exchange Commission on May 20, 2026.

(3)	The Company’s Quarterly Report on Form 10-Q for the three months ended December 31, 2025, filed with the Securities and Exchange Commission on February 17, 2026.

(4)	The Company’s Current Reports on Form 8-K filed with the Securities Exchange Commission on October 9, 2025, November 5, 2025, November 12, 2025, November 18, 2025, November 26, 2025, December 4, 2025, December 10, 2025, December 17, 2025, December 30, 2025, January 7, 2026, January 7, 2026, January 12, 2026, January 23, 2026, January 23, 2026, January 26, 2026, February 2, 2026, February 6, 2026, February 10, 2026, February 17, 2026, February 23, 2026, February 25, 2026, February 27, 2026, March 9, 2026, March 11, 2026, March 16, 2026, March 17, 2026, March 17, 2026, March 18, 2026, March 19, 2026, March 24, 2026, March 27, 2026, March 30, 2026, April 2, 2026, April 13, 2026, April 20, 2026, April 23, 2026, May 4, 2026, May 6, 2026, May 7, 2026 May 11, 2026, May 15, 2026 and May 21, 2026 (other than any portions thereof deemed furnished and not filed); and

(5)	The description of the Common Stock contained in the Company’s Registration Statement on Form 8-A, filed with the Commission on July 10, 2025 (File No. 001-42741) pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any amendment or report filed for the purpose of updating such description.

All other reports and documents subsequently filed by the Registrant pursuant to Sections 13(a), 13(c), 14, and 15(d) of the Exchange Act (other than Current Reports on Form 8-K furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits furnished on such form that relate to such items) on or after the date of this Registration Statement and prior to the filing of a post-effective amendment to this Registration Statement which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part of this Registration Statement from the date of the filing of such reports and documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any subsequently filed document that also is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

Item 4. Description of Securities.

Not applicable.

Item 5. Interests of Named Experts and Counsel.

Not Applicable.

Item 6. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law contains provisions for indemnification of our officers and directors, and under certain circumstances, our employees and other persons. Our bylaws require us to indemnify such persons to the fullest extent permitted by Delaware law. Each such person will be indemnified in any proceeding if such person acted in good faith and in a manner that such person reasonably believed to be in, or not opposed to, our best interests. The indemnification would cover expenses, including attorney’s fees, judgments, fines and amounts paid in settlement. Our bylaws also provide that we may purchase and maintain insurance on behalf of any of our present or past directors or officers insuring against any liability asserted against such person incurred in their capacity as a director or officer or arising out of such status, whether or not we would have the power to indemnify such person.

We have no other indemnification provisions in our certificate of incorporation, bylaws or otherwise specifically providing for indemnification of directors, officers and controlling persons against liability under the Securities Act.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Exemption from Registration Claimed.

Not applicable.

Item 8. Exhibits.

Exhibit Number	Description
4.1	2024 Omnibus Equity Incentive Plan (1)
4.2	2025 Omnibus Equity Incentive Plan (2)
5.1	Opinion of Sheppard, Mullin, Richter & Hampton LLP
10.1	Form of Incentive Stock Option Agreement under the 2024 Plan (3)
10.2	Form of Non-Qualified Stock Option Agreement under the 2024 Plan (3)
10.3	Form of Incentive Stock Option Agreement under the 2025 Plan (3)
10.4	Form of Non-Qualified Stock Option Agreement under the 2025 Plan (3)
23.1	Consent of RBSM LLP
23.2	Consent of Sheppard, Mullin, Richter & Hampton LLP (included in Exhibit 5.1)
24.1	Power of Attorney (included in signature page)
107	Filing Fee Table

(1)	Incorporated by reference to the Form 8-K Current Report filed with the Securities and Exchange Commission on July 15, 2025.

(2)	Incorporated by reference to the Form 8-K Current Report filed with the Securities and Exchange Commission on August 6, 2025.

(3)	Incorporated by reference to the Form S-8 Registration Statement filed with the Securities and Exchange Commission on November 24, 2025.

Item 9. Undertakings.

(a)	The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i	To include any prospectus required by section 10(a)(3) of the Securities Act;

ii	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

iii	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (1)(a)(i) and (1)(a)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)	The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Wilmington, State of Delaware, on this 29th day of May 2026.

VISIONWAVE HOLDINGS, INC.

By:	/s/ Douglas Davis
Douglas Davis
Executive Chairman and Chief Executive Officer
(Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Douglas Davis and Erik Klinger, his or her true and lawful attorney-in-fact and agent with full power of substitution and re-substitution, for him/her and in his name, place and stead, in any and all capacities to sign any or all amendments (including, without limitation, post-effective amendments) to this Registration Statement, any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act of 1933 and any or all pre- or post-effective amendments thereto, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that said attorney-in-fact and agent, or any substitute or substitutes for him, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, the following persons in the capacities and on the dates indicated have signed this Registration Statement below.

SIGNATURE	TITLE	DATE

/s/ Douglas Davis	Executive Chairman and Chief Executive Officer	May 29, 2026
Douglas Davis	(Principal Executive Officer)

/s/ Erik Klinger	Chief Financial Officer	May 29, 2026
Erik Klinger	(Principal Financial and Accounting Officer)

/s/ Eric Shuss	Chief Operating Officer and Director	May 29, 2026
Eric Shuss

/s/ Danny Rittman	Chief Technology Officer	May 29, 2026
Danny Rittman

/s/ Chuck Hansen	Lead Independent Director	May 29, 2026
Chuck Hansen

/s/ Haggai Ravid	Director	May 29, 2026
Haggai Ravid

/s/ Judit Nagypal	Director	May 29, 2026
Judit Nagypal

/s/ Atara Dzikowski	Director	May 29, 2026
Atara Dzikowski

/s/ Mansour Khatib	Director	May 29, 2026
Mansour Khatib

/s/ Daniel Ollech	Director	May 29, 2026
Daniel Ollech

/s/ Shayna Quinn	Director	May 29, 2026
Shayna Quinn